

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 15, 2017

F. Philip Snow
Chief Executive Officer
FactSet Research Systems Inc.
601 Merritt 7
Norwalk, Connecticut 06851

>   **Re: FactSet Research Systems Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2016**
>   **Filed October 31, 2016**
>   **File No. 001-11869**

Dear Mr. Snow:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Stephen Krikorian
>
>   Stephen Krikorian
>   Accounting Branch Chief
>   Office of Information Technologies
>   and Services